UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form N-8F
Application pursuant to Section 8(f)
of the Investment Company Act of 1940 ("Act")
and Rule 8f-1 thereunder
for Order Declaring that Company
Has Ceased to be an Investment Company.

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister:

     [X]     Merger
     [  ]     Liquidation
     [  ]     Abandonment of Registration
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
     [  ]     Election of status as a Business Development Company
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Separate Account Ten of Integrity Life Insurance Company

3. Securities and Exchange Commission File No.: 811-08645

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office: 515 West Market Street, Louisville, KY 40202

6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

Kevin L. Howard, Integrity Life Insurance Company, 515 West Market Street, Louisville, KY 40202, (502)582-7956

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

Jay Fitton, Integrated Fund Services, Inc., 221 East Fourth St, Suite 300, Cincinnati, OH 45202, (513)362-8217

8. Classification of fund: [X] Management Company; [ ] Unit investment trust [ ] Face-amount certificate company

9. Subclassification if the fund is a management company: [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed: Ohio

11. Provide the name and address of each investment advisor of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisors have been terminated:

Investment Adviser:
March 2000 to Present:
Touchstone Advisors, Inc., 221 East Fourth Street, Suite 300, Cincinnati, OH 45202

1998 to March 2000:
Integrity Capital Advisors, Inc., 515 West Market St., Louisville, KY 40202

Sub-Adviser:
INVESCO-National Asset Management Corporation, 400 W. Market St, Suite 2500, Louisville, KY 40202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Principal Underwriters:
March 2000 to Present:
Touchstone Securities, Inc., 221 East Fourth Street, Suite 300, Cincinnati, OH 45202

1998 to March 2000:
ARM Securities Corporation, 515 West Market St., Louisville, KY 40202

13. If the fund is a unit investment trust ("UIT") provide: (a) Depositor's name(s) and address(es): N/A (b) Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund? [ ] Yes [X] No If Yes, for each UIT state: Name(s): File No.: Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a
          Merger, Liquidation or Abandonment of Registration?

          [X]     Yes              [  ]     No

          If Yes, state the date on which the board vote took place: August 12, 2003

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a
          Merger, Liquidation or Abandonment of Registration?

          [X]     Yes              [  ]     No

          If Yes, state the date on which the shareholder vote took place: December 5, 2003

          If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or
     Liquidation?

          [X]     Yes              [  ]     No

          (a) If Yes, list the date(s) on which the fund made those distributions: December 15, 2003

          (b) Were the distributions made on the basis of net assets?

               [X]     Yes              [  ]     No

          (c) Were the distributions made pro rata based on share ownership?

               [X]     Yes              [  ]     No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e) Liquidations only:

               Were any distributions to shareholders made in kind?

               [  ]     Yes              [  ]     No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: Has the fund issued senior securities? If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

          [X]     Yes              [  ]     No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [  ]     Yes              [X]     No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed?

          [  ]     Yes              [X]     No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained the remaining assets?

          (c) Will the remaining assets be invested in securities?

               [  ]     Yes              [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-
     amount certificate company) or any other liabilities?

          [  ]     Yes              [X]     No

          If Yes,

          (a) Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION 22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$50,000

(ii) Accounting Expenses:	$35,000

(iii) Other expenses (list and identify separately):

Proxy Vote:	$17,000

(iv) Total expenses (sum of lines (i) -(iii) above):

$102,000

     (b) How were those expenses allocated?

          All expenses were allocated to Touchstone Advisors, Inc., investment adviser to Separate
          Account Ten of Integrity Life Insurance Company

     (c) Who paid those expenses?

          All expenses were paid by Touchstone Advisors, Inc., investment adviser to Separate
          Account Ten of Integrity Life Insurance Company

     (d) How did the fund pay for unamortized expenses (if any)? N/A

21. Has the fund previously filed an application for an order of the Commission regarding the Merger or
     Liquidation?

          [  ]     Yes              [X]     No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

          Date:

          File Nos:

V. CONCLUSION OF FUND BUSINESS

24. Is the fund party to any litigation or administrative proceeding?

          [  ]     Yes              [X]     No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in the litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [  ]     Yes              [X]     No

          If Yes, describe the nature and extent of those activities:

MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

          Touchstone Enhanced Dividend 30

     (b) State the Investment Company Act file number of the fund surviving the Merger:

          811-08416

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Date: August 22, 2003

          Type: Form N-14

          File Nos: 333-108157, 333-108158

     (d) If the merger of reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form:

VERIFICATION

The undersigned states that:

(i)	he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Separate Account Ten of Integrity Life Insurance Company.
(ii)	he is the Secretary of Separate Account Ten of Integrity Life Insurance Company, and
(iii)	all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/S/ Kevin L. Howard	01/22/04

Kevin L. Howard, Secretary	Date